UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Fidelity National Information Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

31620M106

(CUSIP Number)

November 30, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31620M106	SCHEDULE 13G	Page 2 of 15 pages

1	NAMES OF REPORTING PERSONS Providence Equity Partners V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 2,168,107 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 2,168,107 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,107 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 31620M106	SCHEDULE 13G	Page 3 of 15 pages

1	NAMES OF REPORTING PERSONS Providence Equity Partners V-A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 342,461 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 342,461 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342,461 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 31620M106	SCHEDULE 13G	Page 4 of 15 pages

1	NAMES OF REPORTING PERSONS Providence Equity GP V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 2,510,568 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 2,510,568 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,510,568 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 31620M106	SCHEDULE 13G	Page 5 of 15 pages

1	NAMES OF REPORTING PERSONS Providence Equity Partners V L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 2,510,568 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 2,510,568 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,510,568 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 31620M106	SCHEDULE 13G	Page 6 of 15 pages

1	NAMES OF REPORTING PERSONS Jonathan M. Nelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 2,510,568 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 2,510,568 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,510,568 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 31620M106	SCHEDULE 13G	Page 7 of 15 pages

1	NAMES OF REPORTING PERSONS Glenn M. Creamer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 2,510,568 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 2,510,568 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,510,568 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 31620M106	SCHEDULE 13G	Page 8 of 15 pages

1	NAMES OF REPORTING PERSONS Paul J. Salem
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 2,510,568 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 2,510,568 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,510,568 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).	Name of Issuer:

FIDELITY NATIONAL INFORMATION SERVICES, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

601 Riverside Avenue

Jacksonville, Florida 32204

Item 2(a).	Name of Persons Filing:

Providence Equity Partners V L.P.

Providence Equity Partners V-A L.P.

Providence Equity GP V L.P.

Providence Equity Partners V L.L.C.

Jonathan M. Nelson

Glenn M. Creamer

Paul J. Salem

The above-listed persons are referred to herein collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Providence Equity Partners L.L.C.

50 Kennedy Plaza, 18th Floor

Providence, Rhode Island 02903

Item 2(c).	Citizenship:

Providence Equity Partners V L.P. – Delaware

Providence Equity Partners V-A L.P. – Delaware

Providence Equity GP V L.P. – Delaware

Providence Equity Partners V L.L.C. – Delaware

Jonathan M. Nelson – United States

Glenn M. Creamer – United States

Paul J. Salem – United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 (“Common Stock”)

Item 2(e).	CUSIP Number:

31620M106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

(b)	Percent of class:

As of the date of filing, based on the relationships between the Reporting Persons, as described below, the Reporting Persons are collectively the beneficial owners of 2,510,568 shares of Common Stock, which constitute 0.8% of the Common Stock of the Issuer. Percentages of the shares of Common Stock of the Issuer beneficially owned that are presented in this report are based on 282,153,638 shares of Common Stock outstanding at October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed by the Issuer on November 5, 2015, plus 41,844,019 shares of Common Stock issued on November 30, 2015 in connection with the completion of the acquisition of SunGard and its subsidiaries. Beneficial ownership information in this report reflects beneficial ownership as of the date of filing.

As of the date of filing, Providence Equity Partners V L.P. (“PEP V”) is the record holder of 2,168,107 shares of Common Stock, which constitute 0.7% of the Common Stock of the Issuer. As of the date of filing, Providence Equity Partners V-A L.P. (“PEP V-A”) is the record holder of 342,461 shares of Common Stock, which constitute 0.1% of the Common Stock of the Issuer.

Providence Equity GP V L.P. (“PEP GP V”) is the sole general partner of each of PEP V and PEP V-A. Providence Equity Partners V L.L.C. (“PEP V LLC”) is the sole general partner of PEP GP V. Messrs. Nelson, Creamer and Salem each are indirect beneficial owners of PEP GP V and PEP V LLC.

The Reporting Persons are subject to arrangements with respect to the voting and investment power over the shares of Common Stock held by such Reporting Person which, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, may cause each Reporting Person to be deemed to share beneficial ownership of shares owned by any other Reporting Person. Each of the Reporting Persons disclaims this beneficial ownership, except to the extent of its respective pecuniary interests therein.

Private equity funds affiliated with Bain Capital, The Blackstone Group, Kohlberg Kravis Roberts & Co. L.P., Providence Equity Partners, Silver Lake Partners and TPG Capital (collectively, the “Shareholders”) are parties to a coordination agreement (the “Coordination Agreement”), which contains certain provisions relating to coordination of the transfer of Common Stock by the parties thereto.

By virtue of the Coordination Agreement and the obligations and rights thereunder, the Reporting Persons, the Shareholders and/or certain of their affiliates may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of the date of filing, based in part on information provided by the Issuer and such other Shareholders, such a “group” would be deemed to beneficially own an aggregate of 23,010,722 shares of Common Stock, or 7.1% of the Common Stock of the Issuer. This filing shall not be deemed an admission that any of such persons constitute a “group” for purposes of Section 13(d) of the Exchange Act and the Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Coordination Agreement. Certain private equity funds affiliated with Bain Capital, The Blackstone Group, Kohlberg Kravis Roberts & Co. L.P., Silver Lake Partners and TPG Capital have separately made Schedule 13G filings reporting their beneficial ownership of shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages and Item 4(a) above.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages and Item 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages and Item 4(a) above.

(iv)	Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages and Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

See Item 4 above. To the best knowledge of the Reporting Persons, no one other than such reporting persons, the partners, members, affiliates or shareholders of such reporting persons and any other person listed in Item 4 has the right to receive or the power to direct the receipt of dividends from, or the proceeds, from, the sale of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

See Item 4 above

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2015

PROVIDENCE EQUITY PARTNERS V L.P.

By:	Providence Equity Partners GP V L.P., its general partner

By:	Providence Equity Partners V L.L.C., its general partner

By:		/s/ Paul Salem
	Name:	Paul Salem
	Title:	Class A Member

PROVIDENCE EQUITY PARTNERS V-A L.P.

By:	Providence Equity Partners GP V L.P., its general partner

By:	Providence Equity Partners V L.L.C., its general partner

By:		/s/ Paul Salem
	Name:	Paul Salem
	Title:	Class A Member

PROVIDENCE EQUITY GP V L.P.

By:	Providence Equity Partners V L.L.C., its general partner

By:		/s/ Paul Salem
	Name:	Paul Salem
	Title:	Class A Member

PROVIDENCE EQUITY PARTNERS V L.L.C.

By:		/s/ Paul Salem
	Name:	Paul Salem
	Title:	Class A Member

By:		/s/ Jonathan M. Nelson
	Name:	Jonathan M. Nelson

By:		/s/ Glenn M. Creamer
	Name:	Glenn M. Creamer

By:		/s/ Paul J. Salem
	Name:	Paul J. Salem

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement